 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 28 July 2026, London UK

GSK’s licensor Hansoh Pharma announces positive results from a second phase III trial for Ris-Rez in China

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ARTEMIS-011, a phase III study conducted for China, met its primary endpoint of progression-free survival in relapsed osteosarcoma
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Results add to a growing body of positive late-stage evidence for Ris-Rez, including recent pivotal data in advanced or relapsed small-cell lung cancer
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GSK is advancing development of Ris-Rez outside China across multiple tumour types, including lung cancer, prostate cancer and other solid tumours

GSK plc (LSE/NYSE: GSK) licensor Hansoh Pharmaceutical Group Co., Ltd. today announced that ARTEMIS-011, its pivotal phase III trial evaluating risvutatug rezetecan (Ris-Rez) in patients with osteosarcoma who have progressed or relapsed after receiving at least two prior lines of systemic therapy, met its primary endpoint of progression-free survival (PFS).

In the trial, conducted in patients in China, Ris-Rez, a B7-H3-targeted antibody-drug conjugate (ADC), demonstrated statistically significant and clinically meaningful improvements in PFS compared with chemotherapy. Consistent benefit was also observed across secondary endpoints, including overall survival. The safety profile of ARTEMIS-011 is consistent with prior findings in this tumour type, and no new safety signals were identified. These data will be used by Hansoh Pharma for regulatory submission in China.

GSK is advancing EMBOLD Sarcoma-202, a global phase Ib/II trial of Ris-Rez in previously treated unresectable advanced or metastatic sarcomas, including osteosarcoma. The study is part of GSK’s broader clinical development programme across multiple solid tumours, including lung and prostate cancers, under its exclusive global rights to develop Ris-Rez outside mainland China, Hong Kong, Macau and Taiwan. Ris-Rez has US FDA Breakthrough Therapy Designation in relapsed or refractory osteosarcoma.

Today’s results from Hansoh follow recently reported pivotal data in advanced or relapsed small-cell lung cancer (SCLC), making Ris-Rez the only B7-H3-targeted ADC to deliver positive phase III outcomes across multiple tumour types.

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK said: "Building on recent pivotal data in small-cell lung cancer, these results strengthen our confidence in the broad potential of Ris-Rez and validate B7-H3 as a promising target across multiple tumour types."

Osteosarcoma mainly affects children and young adults and is the most common primary bone cancer, accounting for 20-40% of all bone cancers1. It is a rare bone cancer with a global incidence of approximately 3.4 cases per million people per year2. Following first-line chemotherapy, treatment options for patients with relapsed osteosarcoma are severely limited, with no clear standard of care available3. After patients progress on two prior lines of treatment, options become even more limited, with no approved therapies.

About risvutatug rezetecan

Ris-Rez is a novel investigational B7-H3-targeted ADC composed of a fully human anti-B7-H3 monoclonal antibody covalently linked to a topoisomerase inhibitor payload. GSK acquired exclusive worldwide rights (excluding China’s mainland, Hong Kong, Macau, and Taiwan) from Hansoh Pharma to progress clinical development and commercialisation of Ris-Rez.

Regulatory designations received for Ris-Rez to date include orphan drug designations from the US Food and Drug Administration (FDA) and Japan’s Ministry of Health, Labour and Welfare in SCLC and the European Medicines Agency (EMA) in a category of cancer that includes SCLC, called pulmonary neuroendocrine carcinoma; Priority Medicines (PRIME) Designation from the EMA for relapsed or refractory extensive-stage SCLC (ES-SCLC); and Breakthrough Therapy Designations for relapsed or refractory ES-SCLC and relapsed or refractory osteosarcoma from the US FDA.4,5,6,7,8,9,10

GSK in oncology
Our ambition in oncology is to help increase overall quality of life, maximise survival and change the course of disease, expanding from our current focus on blood and women’s cancers into lung and gastrointestinal cancers, as well as other solid tumours. This includes accelerating priority programmes such as antibody-drug conjugates Ris Rez targeting B7-H3 and Mo-Rez targeting B7-H4, and velzatinib, a highly selective KIT tyrosine kinase inhibitor.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at  www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madison Goring	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the “Risk Factors” section in GSK’s Annual Report on Form 20-F for 2025, and GSK’s Q1 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

1 Valery PC, Laversanne M, Bray F. Bone cancer incidence by morphological subtype: a global assessment. Cancer Causes Control. 2015;26(8):1127-39.
2 WHO Classification of Tumours Editorial Board. Soft Tissue and Bone Tumours. 5th ed. Lyon, France: International Agency for Research on Cancer; 2020. (WHO Classification of Tumours series, Vol. 3). Available from: IARC Publications.
3 National Comprehensive Cancer Network (NCCN). NCCN clinical practice guidelines in oncology (NCCN Guidelines): bone cancer. August 20, 2024. Version 1.2025. Accessed 24 October 2024. https://www.nccn.org/professionals/physician_gls/pdf/bone.pdf.
4 GSK. GSK receives US FDA Breakthrough Therapy Designation for its B7-H3-targeted antibody-drug conjugate in relapsed or refractory extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-receives-us-fda-breakthrough-therapy-designation/.
5 GSK. GSK’s B7-H3-targeted antibody-drug conjugate, risvutatug rezetecan, granted Orphan Drug Designation for small-cell lung cancer in Japan. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-s-b7-h3-targeted-antibody-drug-conjugate-risvutatug-rezetecan-granted-orphan-drug-designation-for-small-cell-lung-cancer-in-japan/.
6 GSK. GSK’s B7-H3-targeted antibody-drug conjugate, GSK’227, receives EMA Priority Medicines (PRIME) Designation in relapsed extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/b7-h3-targeted-antibody-drug-conjugate-receives-ema-priority-medicines-designation-in-relapsed-extensive-stage-small-cell-lung-cancer/.
7 GSK’s B7-H3-targeted antibody-drug conjugate, GSK’227, receives Orphan Drug Designation in the EU. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-s-b7-h3-targeted-antibody-drug-conjugate-gsk-227-receives-orphan-drug-designation-in-the-eu
8 GSK. GSK’s B7-H3-targeted antibody-drug conjugate, GSK’227, receives EMA Priority Medicines (PRIME) Designation in relapsed extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/b7-h3-targeted-antibody-drug-conjugate-receives-ema-priority-medicines-designation-in-relapsed-extensive-stage-small-cell-lung-cancer/.
9 GSK. GSK receives US FDA Breakthrough Therapy Designation for its B7-H3-targeted antibody-drug conjugate in relapsed or refractory extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-receives-us-fda-breakthrough-therapy-designation/.
10 GSK. GSK’s B7-H3-targeted antibody-drug conjugate, GSK’227, receives US FDA Breakthrough Therapy Designation in late-line relapsed or refractory osteosarcoma. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-b7-h3-targeted-antibody-drug-conjugate-gsk227-receives-us-fda-breakthrough-therapy-designation-in-late-line-relapsed-or-refractory-osteosarcoma/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 28, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc
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